UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 28, 2015, announcing the closing of the Company's initial public offering and the full exercise of the underwriters' overallotment option.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 29, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV NV ANNOUNCES CLOSING OF ITS INITIAL
PUBLIC OFFERING AND FULL EXERCISE OF
OVERALLOTMENT OPTION

ANTWERP, Belgium, 28 January 2015 - Euronav NV (the "Company") announces today the closing of its initial public offering of 18,699,000 common shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This includes the exercise in full by the underwriters of their overallotment option.

The Company's ordinary shares offered in the United States trade on the New York Stock Exchange under the ticker symbol "EURN".

The Company, in accordance with article 15 of the law of 2 May 2007, confirms the following overview:

	Before	Current
Total subscribed capital (USD)	142,440,546.45	162,764,713.94
Total number of ordinary shares in issue (with voting rights)*	131,050,666	149,749,666
Total number of outstanding convertible bonds maturing 31 January 2015	250	250
* of which 1,750,000 shares are treasury shares

The impact on the Company's capital of additional conversions of convertible instruments is set out in detail in the board report dated 15 December 2013, which is available from the investors' section on our website www.euronav.com.

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint book-running managers and as representatives of the underwriters for the initial public offering in the United States. DNB Markets, Inc., Evercore Group L.L.C. and Skandinaviska Enskilda Banken AB (publ) acted as senior managers. ABN AMRO Securities (USA) LLC, Clarkson Capital Markets LLC, KBC Securities USA, Inc., Scotia Capital (USA) Inc. and RMK Maritime LLP acted as co-managers.

The Company was advised by Seward & Kissel LLP on matters related to United States and Marshall Islands law and by Argo Law on matters related to Belgian law. The underwriters were advised by Morgan, Lewis & Bockius LLP.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful. The distribution of this communication may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Euronav NV assumes no responsibility in the event there is a violation by any person of such restrictions.

Forward-Looking Statements

This press release contains "forward-looking statements". Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "projects", "forecasts", "may", "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, under the heading "Risk Factors". The Company does not assume any obligation to update the information contained in this press release.

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email:  IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.